June 10, 2009
IM Ref. No. 20091131010
Banc of America Securities LLC
File No. 801-54997
Banc of America Investment Services, Inc.
File No. 801-53144

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Banc of America Securities LLC ("BAS") or Banc of America Investment Services, Inc. ("BAI") (each a "Settling Firm" or together, the "Settling Firms")[1] or any of their associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[2] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firms or certain related persons.[3]

Our position is based on the facts and representations in your letter dated June 9, 2009, particularly the representations of each Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Judgment;

(2) the Judgment does not bar or suspend the Settling Firm or any person

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1 Each Settling Firm is registered with the Commission as both a broker-dealer and an investment adviser. BAS marketed auction rate securities to institutional and wealthy investors in the United States, and ran the trading desk on which auction rate securities were traded for the Settling Firms and their customers. BAS also provided underwriting services for issuers of auction rate securities. BAI marketed auction rate securities to retail customers throughout the United States.

2 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

3 *Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc.*, No. 09-CV-5170 (Jun. 9, 2009).

currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[4]

(3) it will comply with the terms of the Judgment; and

(4) for ten years from the date of the entry of the Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has

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4 Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firms from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit each Settling Firm and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firms and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting each Settling Firm, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On June 9, 2009, the Commission issued an order granting the Settling Firms, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order. *In re Banc of America Securities LLC, et al.*, SEC Rel. No. IC-28764 (Jun. 9, 2009). Therefore, the Settling Firms, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Judgment.

the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to each Settling Firm or any of its associated persons.

Stephen N. Packs
Senior Counsel

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
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LONDON
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NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
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OUR FILE NUMBER
019368-1156

WRITER'S DIRECT DIAL
(202) 383-5371

WRITER'S E-MAIL ADDRESS
csalter@omm.com

June 9, 2009

VIA EMAIL & HAND DELIVERY

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: ***In the Matter of Certain Auction Practices (HO-09954)***
In the Matter of Auction Rate Security Liquidity Issues (MHO-10868)

Dear Mr. Scheidt:

We submit this letter on behalf of our clients Banc of America Securities LLC ("***BAS***") and Banc of America Investment Services, Inc. ("***BAI***" collectively with BAS, the "***Firms***") in connection with the settlement of the above-referenced matters, which followed investigations by the Securities and Exchange Commission ("***Commission***") and various U.S. state and territorial regulatory authorities into the marketing and sale of auction rate securities ("***ARS***").

BAI and BAS seek the assurance of the Staff of the Division of Investment Management ("***Staff***") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940, as amended ("***Advisers Act***") or Rule 206(4)-3 thereunder ("***Rule***"), if an investment adviser pays BAI or BAS, or any of their associated persons as defined in Section 202(a)(17) of the Advisers Act, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Judgment (as defined below) entered against the Firms. While the Judgment does not operate to prohibit or suspend the Firms or any associated person of either Firm from acting as, or being associated with, an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Judgment may affect the ability of BAI and BAS to receive such payments.[1] The Staff in other instances has granted no-action relief under the Rule in similar circumstances.

Background

The Staff of the Commission's Division of Enforcement engaged in settlement discussions with BAI and BAS in connection with the above-described investigation. The discussions resulted in an agreed upon settlement term sheet signed by authorized representatives of the Commission, BAI, BAS and their affiliate, Blue Ridge Investments, LLC ("***Blue Ridge***"). The Commission subsequently filed a complaint ("***Complaint***") against BAI and BAS in the United States District Court for the Southern District of New York in a civil action captioned *Securities and Exchange Commission v. Banc of America Securities LLC and Banc of America Investment Services, Inc.* The Complaint alleged that BAI and BAS violated Section 15(c) of the Securities Exchange Act of 1934, as amended ("***Exchange Act***"), in connection with ARS that the Firms underwrote, marketed, and sold.

BAI and BAS executed a Consent of Defendants Banc of America Securities LLC and Banc of America Investment Services, Inc. ("***Consent***"), in which BAI and BAS neither admitted nor denied the allegations in the Complaint, except as to personal and subject matter jurisdiction, which they admitted, and in which they consented to the entry of a judgment against them by the district court ("***Judgment***"). As negotiated by the parties, the Judgment, among other things, imposed upon BAI and BAS a permanent injunction against violating Section 15(c) of the Exchange Act. Additionally, the Judgment requires BAS and BAI to comply with a series of undertakings designed to, among other things, provide relief to "Individual Investors" (as defined in the Consent) and undertake to work with issuers and other interested parties to seek to provide liquidity solutions for investors that are not considered "Individual Investors" and receive no relief under the terms of the Judgment.

[1] Under Section 9(a) of the Investment Company Act of 1940, as amended ("***Investment Company Act***"), BAI, BAS and certain affiliates will, as a result of the Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company or registered unit investment trust. Such entities are separately filing an application requesting (i) a temporary order exempting them from the provisions of Section 9(a) of the Investment Company Act pending the determination of the Commission on an application for permanent exemption and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Investment Company Act. The applicants believe that they meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneously with entry of the Judgment, and a permanent order in due course thereafter. In no event will the Firms or any of their affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Judgment.

Discussion

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment could cause BAI and BAS to be disqualified under the Rule, and accordingly, absent no-action relief, the Firms may be unable to receive cash payments from advisers registered or required to be registered for the solicitation of advisory clients.

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who...has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act...and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[3]

The Judgment does not bar, suspend, or limit BAI or BAS or any person currently associated with either Firm from acting in any capacity under the federal securities laws. The Firms have not been sanctioned for activities relating to conduct as an investment adviser or relating to solicitation of advisory clients.[4] The Judgment does not pertain to advisory activities. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying BAI or BAS for engaging in solicitation activities under the Rule.

[2] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

[3] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

[4] The Firms additionally note that they have not violated, or aided and abetted another person in violating, the cash solicitation rule.

In addition, the need for the relief is not theoretical or speculative but instead is concrete. It is reasonably likely at some point in the near future that BAI or BAS would like to solicit clients for other investment advisers, both affiliated and unaffiliated with it.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[5]

Undertakings

In connection with this request, BAI and BAS undertake:

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Firms, which is subject to the Judgment;

[5] *See, e.g., Prudential Financial, Inc.*, SEC No-Action Letter (pub. avail. Sept. 5, 2008); *Barclays Bank PLC*, SEC No-Action Letter (pub. avail. June 6, 2007); *Emanuel J. Friedman and EJF Capital LLC*, SEC No-Action Letter (pub. avail. Jan. 16, 2007); *Ameriprise Financial Services Inc.*, SEC No-Action Letter (pub. avail. Apr. 5, 2006); *Millenium Partners, L.P., et al.*, SEC No-Action Letter (pub. avail. Mar. 9, 2006) (no-action request and relief encompassed natural persons); *American International Group, Inc.*, SEC No-Action Letter (pub. avail. Feb. 21, 2006); *CIBC Mellon Trust Company*, SEC No-Action Letter (pub. avail. Feb. 24, 2005); *Goldman, Sachs & Co.*, SEC No-Action Letter (pub. avail. Feb. 23, 2005); *Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (pub. avail. Feb. 4, 2005); *American International Group, Inc.*, SEC No-Action Letter (pub. avail. Dec. 8, 2004); *James DeYoung*, SEC No-Action Letter (pub. avail. Oct. 24, 2003) (relief given to natural person); *Stephens Inc.*, SEC No-Action Letter (pub. avail. Dec. 27, 2001); *Prime Advisors, Inc.*, SEC No-Action Letter (pub. avail. Nov. 8, 2001); *Legg Mason Wood Walker, Inc.*, SEC No-Action Letter (pub. avail. June 11, 2001); *Dreyfus Corp.*, SEC No-Action Letter (pub. avail. March 9, 2001); *Prudential Securities Inc.*, SEC No-Action Letter (pub. avail. Feb. 7, 2001); *Tucker Anthony Inc.*, SEC No-Action Letter (pub. avail. Dec. 21, 2000); *J.B. Hanauer & Co.*, SEC No-Action Letter (pub. avail. Dec. 12, 2000); *Founders Asset Management LLC*, SEC No-Action Letter (pub. avail. Nov. 8, 2000); *Credit Suisse First Boston Corp.*, SEC No-Action Letter (pub. avail. Aug. 24, 2000); *Janney Montgomery Scott LLC*, SEC No-Action Letter (pub. avail. July 18, 2000); *Aeltus Investment Management, Inc.*, SEC No-Action Letter (pub. avail. July 17, 2000); *Paul Laude, CFP*, SEC No-Action Letter (pub. avail. June 22, 2000) (relief given to natural person); *William R. Hough & Co.*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Municipal Bond Refundings*, SEC No-Action Letter (pub. avail. Apr. 13, 2000); *In the Matter of Certain Market Making Activities on Nasdaq*, SEC No-Action Letter (pub. avail. Jan. 11, 1999); *Paine Webber, Inc.*, SEC No-Action Letter (pub. avail. Dec. 22, 1998); *NationsBanc Investments, Inc.*, SEC No-Action Letter (pub. avail. May 6, 1998); *Morgan Keegan & Co., Inc.*, SEC No-Action Letter (pub. avail. Jan. 9, 1998); *Merrill Lynch, Pierce, Fenner & Smith, Inc.*, SEC No-Action Letter (pub. avail. Aug. 7, 1997); *Gruntal & Co.*, SEC No-Action Letter (pub. avail. July 17, 1996); *Salomon Brothers Inc.*, SEC No-Action Letter (pub. avail. Jan. 26, 1994); *BT Securities Corporation*, SEC No-Action Letter (pub. avail. Mar. 30, 1992); *Kidder Peabody & Co. Inc.*, SEC No-Action Letter (Oct. 11, 1990); *First City Capital Corp.*, SEC No-Action Letter (pub. avail. Feb. 9, 1990); *RNC Capital Management Co.*, SEC No-Action Letter (pub. avail. Feb. 7, 1989); and *Stein Roe & Farnham, Inc.*, SEC No-Action Letter (pub. avail. Aug. 25, 1988).

2. to comply with the terms of the Judgment, including, but not limited to, complying with the undertaking to cause their affiliate, Blue Ridge Investments, to purchase certain ARS at par from Individual Investors (defined in the Consent as natural persons, certain small businesses, and certain charitable organizations, endowments, or foundations); and

3. that, for ten years from the date of the entry of the Judgment, BAI, BAS or an investment adviser with whom they have a solicitation arrangement subject to Rule 206(4)-3, will disclose the Judgment in a written document that is delivered to each person whom BAI or BAS solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

Conclusion

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is registered or is required to be registered with the Commission pays BAI or BAS a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

Please do not hesitate to contact me at (202) 383-5371 regarding this request.

Sincerely,

Christopher M. Salter

Christopher M. Salter
of O'MELVENY & MYERS LLP

DC1:767177